Exhibit 99.1

ECMOHO Limited Announces the Appointment of Chief Financial Officer

SHANGHAI, CHINA – May 13, 2021 – ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the health and wellness market in China, today announced the appointment of Mr. Xin Li as the Chief Financial Officer (“CFO”) of the Company, effective as of May 13, 2021. Mr. Li replaces Mr. Leo Zeng, who departed from his position as the Company’s acting Chief Financial Officer, effective as of the same date.

Mr. Xin Li has extensive experience in senior management roles of companies and as an investment professional. Prior to joining the Company, Mr. Li had served as the CFO of AirNet Technology Inc. (Nasdaq: ANTE) from March 2019 to March 2021. Before joining AirNet, Mr. Li had been an assistant president and the CFO of Grass Green Group from July 2017 to February 2019, where he oversaw the Grass Green Group’s finance, M&A, legal, IT and operations. Prior to joining Grass Green Group, Mr. Li had been a managing director of CICFH Fund Management Co., Ltd. from March 2016 to July 2017 and concurrently served as the CFO of one of the fund’s portfolio companies. Prior to joining CICFH, Mr. Li had held senior professional positions in several large investment institutions. Mr. Li received a MBA degree from Duke University in 2006 and a Bachelor’s Degree in International Finance from Tsinghua University in 1999.

Ms. Zoe Wang, Chairman and Chief Executive Officer of ECMOHO, commented, “We welcome      Mr. Xin Li to our leadership team. Mr. Xin Li is well equipped to assume the role of CFO and possesses substantial experience in the financial arena. His impressive track record of success in corporate finance, M&A and driving growth for another Nasdaq-listed company is an excellent fit with our operating objectives and targets. We believe ECMOHO is well-positioned to capture the growth potential of the health and wellness market in China, and now with the strengthening of our leadership team, I am more confident than ever that we will be able to improve operating efficiency, further optimize our capital structure, and build shareholder value in both the short and long term.”

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Any statements that are not historical facts are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

ECMOHO Limited

Investor Relations

Email: ir@ecmoho.com

Investor Relations Agency Contact:

Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: lisa@skylineccg.com